FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)
1. Name and Address of Reporting Person* DEAN, SALLY ABRAMS (Last) (First) (Middle)	2. Issuer Name and Ticker or Trading Symbol Irwin Financial Corporation (IFC)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___X_Director _____10% owner _____Officer (give title below) _____Other (Specify below) DIRECTOR
500 Washington Street (Street)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for (Month/Day/Year) 10/03/2002
Columbus, IN 47201 (City) (State) (Zip)			5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint Group Filing (Check Applicable Line) __X_Form filed by One Reporting Person ____Form filed by More than One Reporting Person
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK	10/01/02		J		235 (1)	A	$17.00000	14,642	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securi-ties Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of Deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
NON-QUALIFIED STOCK OPTION (Right to Buy)	$13.687500								04/29/07	Common Stock	1,120		1,120	D
NON-QUALIFIED STOCK OPTION (Right to Buy)	$14.500000								02/23/10	Common Stock	287		287	D
NON-QUALIFIED STOCK OPTION (Right to Buy)	$15.650000								02/13/12	Common Stock	3,300		3,300	D
NON-QUALIFIED STOCK OPTION (Right to Buy)	$16.968750								04/25/10	Common Stock	2,700		2,700	D
NON-QUALIFIED STOCK OPTION (Right to Buy)	$17.031250								12/31/09	Common Stock	2,036		2,036	D
NON-QUALIFIED STOCK OPTION (Right to Buy)	$19.875000								06/30/09	Common Stock	820		820	D
NON-QUALIFIED STOCK OPTION (Right to Buy)	$21.380000								04/24/11	Common Stock	2,400		2,400	D
NON-QUALIFIED STOCK OPTION (Right to Buy)	$24.093750								04/28/09	Common Stock	1,400		1,400	D
NON-QUALIFIED STOCK OPTION (Right to Buy)	$28.187500								04/20/08	Common Stock	400		400	D

Explanation of Responses: See continuation page(s) for footnotes

/S/ ______________________________________	______10/03/02___________
**Signature of Reporting Person BY: MATTHEW F. SOUZA FOR: SALLY ABRAMS DEAN	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)	Page 2 of 3

FORM 4 (continued)
DEAN, SALLY ABRAMS	Irwin Financial Corporation (IFC)
500 Washington Street	10/03/2002
Columbus IN 47201

FOOTNOTES:

(1) Shares reported were acquired pursuant to the Irwin Financial Corporation 1999 Outside Director Restricted Stock Compensation Plan in lieu of cash payment for services as a director of the Company. The reporting person has direct voting power with respect to the shares reported but no investment power until ownership of the shares vest pursuant to the Plan and certain holding periods set forth in the Plan expire.

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